DEED OF AMENDMENT

THIS DEED OF AMENDMENT NO. 2 TO THE TRANSACTION AGREEMENT (this "Amendment") dated this __ day of September 2003 has been entered into between AngloGold Limited, a publicly listed company incorporated under the laws of the Republic of South Africa ("AngloGold") and Ashanti Goldfields Company Limited, a publicly listed company incorporated under the laws of the Republic of Ghana ("Ashanti").

WHEREAS, AngloGold and Ashanti are parties to a Transaction Agreement, dated 4 August 2003, as amended by the Deed of Amendment No.1 to the Transaction Agreement between AngloGold and Ashanti, dated 2 September 2003 (the "Transaction Agreement"), whereby AngloGold and Ashanti propose to effect a business combination transaction in which AngloGold will acquire all of the issued and outstanding ordinary shares of Ashanti pursuant to a scheme of arrangement between Ashanti and its shareholders under Section 231 of the Ghana Companies Code, 1963 (Act 179), as amended; and

WHEREAS, AngloGold and Ashanti propose to amend the Transaction Agreement in the manner provided herein in order to reflect certain matters agreed to between AngloGold and Ashanti subsequent to the date of the Transaction Agreement.

NOW, THIS DEED OF AMENDMENT WITNESSETH AS FOLLOWS:

1.   For purposes of this Amendment, capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Transaction Agreement.

2.   Section 7.10(b) of the Transaction Agreement is hereby amended in its entirety to read as follows:

> (b)   As promptly as practicable after the Scheme Order is issued by the High Court (but in any event no later than the opening of business on the next business day after the Confirmation Date), the Company shall cause the Scheme Order to be delivered to the Registrar of Companies for registration and publication in the Gazette; provided, however, that if delivery of the Scheme Order to the Registrar of Companies would occur on or prior to the registration date for the payment of AngloGold's final dividend for the fiscal year ending on 31 December 2003, then the delivery of the Scheme Order to the Registrar of Companies shall not be made until the opening of business on the next business day after such registration date.

3.   Section 9.01(b) of the Transaction Agreement is hereby amended in its entirety to read as follows:

> (b)   This Agreement shall terminate automatically without any action by the Company or AngloGold if the conditions set forth in paragraphs 2.15 or 2.16 of Annex A have not been satisfied (or waived in whole or in part by AngloGold) on or before 31 October 2003 or such later date as may be agreed in writing by the Company and AngloGold.

3. Except as expressly set forth herein, the Transaction Agreement shall remain in full force and effect.

4. This Amendment shall be governed by and construed in accordance with English law and the parties hereto irrevocably submit to the exclusive jurisdiction of the English Courts.

5. This Amendment may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which when taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered as a Deed by their respective officers or representatives thereunto duly authorized on the date first written above.

EXECUTED AS A DEED BY ANGLOGOLD LIMITED acting by authorized signatory(s) who in accordance with the laws of the Republic of South Africa are acting under the authority of ANGLOGOLD LIMITED

By: _____

Name: R. M. GODSELL

Title: CHIEF EXECUTIVE OFFICER

By: _____

Name: D. L. HODGSON

Title: CHIEF OPERATIONS OFFICER

EXECUTED AS A DEED BY ASHANTI GOLDFIELDS COMPANY LIMITED acting by authorized signatory who in accordance with the laws of the Republic of Ghana is acting under the authority of ASHANTI GOLDFIELDS COMPANY LIMITED

By: _____

Name:

Title:

By: _____

Name:

Title:

Amendment #2

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered as a Deed by their respective officers or representatives thereunto duly authorized on the date first written above.

EXECUTED AS A DEED BY ANGLOGOLD LIMITED acting by authorized signatory(s) who in accordance with the laws of the Republic of South Africa are acting under the authority of ANGLOGOLD LIMITED

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

EXECUTED AS A DEED BY ASHANTI GOLDFIELDS COMPANY LIMITED acting by authorized signatory who in accordance with the laws of the Republic of Ghana is acting under the authority of ASHANTI GOLDFIELDS COMPANY LIMITED

By: [signature]
Name: S. Venkatakrishnan
Title: Director

By: [signature]
Name: Merene Botsio-Phillips
Title: Director